UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CSW INDUSTRIALS, inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
126402106
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	330,000*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	330,000*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	330,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	2.1%*
(12) Type of Reporting Person (See Instructions): IA

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Newtyn Partners, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	224,399*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	224,399*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	224,399*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	1.4%*
(12) Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Newtyn Capital Partners, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	330,000*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	330,000*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	330,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	2.1%*
(12) Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Newtyn TE Partners, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	105,601*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	105,601*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	105,601
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	0.7%*
(12) Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Ledo Capital, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	330,000*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	330,000*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	330,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	2.1%*
(12) Type of Reporting Person (See Instructions): OO

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

CUSIP No. 126402106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Noah Levy
(2) Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares	(5) Sole Voting Power:	330,000*
Beneficially Owned	(6) Shared Voting Power:	0
By Each Reporting	(7) Sole Dispositive Power:	330,000*
Person With	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	330,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	2.1%*
(12) Type of Reporting Person (See Instructions): IN

* Beneficial ownership percentage is based upon 15,812,793 shares of Common Stock, $0.01 par value per share (“Common Stock”), of CSW Industrials, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 4, 2016, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  Newtyn Management, LLC (“NM”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2016, NP held 224,399 shares of Common Stock and NTE held 105,601 shares of Common Stock.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

Item 1(a). Name Of Issuer:
CSW Industrials, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, Texas 75240
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by:

(i)  Newtyn Partners, LP, a Delaware limited partnership (“NP”), with respect to the Shares directly and beneficially owned by it;

(ii)  Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”), with respect to the Shares directly and beneficially owned by it;

(iii)  Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of NP and NTE;

(iv)  Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner to each of NP and NTE;

(v)  Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner to NCP; and

(vi)  Noah Levy, as managing member to NM.

The 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for each of NP, NTE, NM, NCP, Ledo and Mr. Levy is 405 Park Avenue, Suite 1104 New York, NY 10022.
Item 2(c). Citizenship:
See 2(a). Mr. Levy is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share (“Common Stock”).
Item 2(e). CUSIP No.:
126402106

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:

See cover pages. The 330,000 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 2.1% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2016, are deemed to be beneficially owned indirectly by (i) NM as the investment manager to NP and NTE, (ii) NCP, as the general partner to each of NP and NTE, (iii) Ledo, as the general partner to NCP, and (iv) Noah Levy, as managing member to NM.

The foregoing beneficial ownership percentage is based upon information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN TE Partners, LP
By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN Partners, LP
By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN CAPITAL Partners, LP
By:	Ledo Capital, LLC
General Partner

LEDO CAPITAL, LLC
General Partner

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

/s/ Noah Levy
Name: Noah Levy

 Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement dated as of February 14, 2017.	14

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.02 per share, of CSW Industrials, Inc. and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2017.

February 14, 2017

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN TE Partners, LP
By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN Partners, LP
By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

NEWTYN CAPITAL Partners, LP
By:	Ledo Capital, LLC
General Partner

LEDO CAPITAL, LLC
General Partner

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

/s/ Noah Levy
Name: Noah Levy